UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2015

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit Number

1	Supplemental Information Regarding the Jaguar and Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar and Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and significant policies for the automotive industry;

•	the level of demand for automobiles;

•	competitive forces, including pricing pressures, and TML’s ability to retain market share in the face of competition from existing automotive companies and potential new market entrants;

•	the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which TML has prepared its projected financial information and capital expenditure plans; and

•	changes in the effects of competition on the demand and price of TML’s products.

Financial Statements and Other Financial Information

The audited consolidated financial information of Jaguar Land Rover Automotive plc included herein as at and for the fiscal years ended March 31, 2012, 2013 and 2014 has been prepared in accordance with IFRS. The unaudited, condensed consolidated interim financial information as at December 31, 2014 and for the three and nine months ended December 31, 2014 and 2013 has been prepared in accordance with IAS 34, including, in each case, interpretations of the International Financial Reporting Committee. You should consult your own professional advisers for an understanding of the differences between IFRS, IAS 34 and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared these financial statements in accordance with US GAAP or reconciled these financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact Jaguar Land Rover Automotive plc’s reported profits, financial position or cash flows were they to be reported under US GAAP.

The unaudited condensed consolidated financial information for the twelve months ended December 31, 2014 for Jaguar Land Rover Automotive plc and its subsidiaries have been derived by aggregating without adjustments the relevant results of the year ended March 31, 2014 and the nine months ended December 31, 2014 and subtracting the nine months ended December 31, 2013 to derive results for the twelve months ended December 31, 2014. The unaudited, condensed consolidated financial information for the twelve months ended December 31, 2014 has been prepared for illustrative purposes only and is not prepared in the ordinary course of JLR’s financial reporting and has not been audited or reviewed. The unaudited, condensed consolidated financial information for the twelve months ended December 31, 2014 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles.

Non-IFRS Financial Measures

This Report contains references to certain non-IFRS measures, including EBITDA, free cash flow, net cash and product and other investment. EBITDA, free cash flow, net cash and product and other investment are not IFRS measures and should not be construed as alternatives to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow from operating activities. “EBITDA” is defined as profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses) and share of loss from joint ventures. “Free cash flow” is defined as net cash from operating activities less net cash used in investing activities excluding investments in short-term deposits. “Net cash” is defined as cash and cash equivalents and short-term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities but excluding finance leases). “Product and other investment” is defined as net cash used in investing activities excluding movement in other restricted deposits, investment in short-term deposits and finance income received, and including expensed R&D (not included in net cash used in investing activities). In this Report, EBITDA, free cash flow, net cash, product and other investment and related ratios are presented for Jaguar Land Rover Automotive plc and its consolidated subsidiaries (collectively “JLR”). EBITDA, free cash flow, net cash, product and other investment and related ratios should not be considered in isolation and are not measures of JLR’s financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of JLR’s liquidity derived in accordance with IFRS. EBITDA, free cash flow, net cash and product and other investment do not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of JLR’s results of operations. EBITDA, free cash flow, net cash and product and other investment, as defined herein, may not be comparable to other similarly titled measures used by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)

Date: February 19, 2015
	By:	/s/ Hoshang K. Sethna
	Name:	Hoshang K. Sethna
	Title:	Company Secretary

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited. Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

“2011 Notes”	JLR’s existing $410,000,000 8.125% Senior Notes due 2021 issued May 19, 2011.

JLR’s £500,000,000 8.125% notes due 2018 and $410,000,000 7.750% notes due 2018 issued on May 19, 2011 under the same indenture as the 2011 Notes have been repurchased or redeemed and are no longer outstanding.

“2012 Notes”	JLR’s existing £500,000,000 8.250% Senior Notes due 2020 issued March 27, 2012.

“Asia Pacific”	The marketing region JLR defines as including Australia, Brunei, Indonesia, Japan, Korea, Malaysia, New Zealand, the Philippines, Singapore, Sri Lanka and Thailand.

“Board” or “board of directors”	The board of directors of the Company.

“British pounds”, “GBP”, “pounds sterling”, “sterling”, or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“Chinese yuan”, “CNY” or “yuan”	Chinese yuan, the currency of the People’s Republic of China.

“Company”	Jaguar Land Rover Automotive plc, a public limited company incorporated under the laws of England and Wales.

“December 2013 Notes”	JLR’s existing $700,000,000 4.125% Senior Notes due 2018 issued December 17, 2013.

“EUR”, “euro” or “€”	Euro, the currency of the member states of the European Union participating in the European Monetary Union.

“EBITDA”	Profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses) and share of loss from joint ventures.

“Fiscal year”	Year beginning April 1 and ending March 31 of the following year.

“Fiscal 2010”	Year beginning April 1, 2009 and ended March 31, 2010.

“Fiscal 2011”	Year beginning April 1, 2010 and ended March 31, 2011.

“Fiscal 2012”	Year beginning April 1, 2011 and ended March 31, 2012.

“Fiscal 2013”	Year beginning April 1, 2012 and ended March 31, 2013.

“Fiscal 2014”	Year beginning April 1, 2013 and ended March 31, 2014.

“Fiscal 2015”	Year beginning April 1, 2014 and ending March 31, 2015.

“Fiscal 2016”	Year beginning April 1, 2015 and ending March 31, 2016.

“Ford”	Ford Motor Company and its subsidiaries.

“Free cash flow”	Net cash from operating activities less net cash used in investing activities excluding investments in short-term deposits.

“IAS 34”	International Accounting Standard (IAS 34) Interim Financial Reporting.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Union.

“IFRS—IASB”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board.

“Indenture”	The indenture governing the Notes offered hereby.

“Jaguar Land Rover”, “JLR”, “Jaguar Land Rover Group” and “Group”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“January 2013 Notes”	JLR’s existing $500,000,000 5.625% Senior Notes due 2023 issued January 28, 2013.

“January 2014 Notes”	JLR’s existing £400,000,000 5.000% Senior Notes due 2022 issued January 31, 2014.

“LIBOR”	London Interbank Offered Rate.

“MTM”	Mark-to-market.

“National sales companies” or “NSCs”	National sales companies for Jaguar Land Rover products, which are all wholly owned indirect subsidiaries of the Company.

“Net cash”	Cash and cash equivalents and short-term deposits less total cash borrowings (including secured and unsecured borrowings and factoring facilities but excluding finance leases).

“Net Income”	Profit after tax or profit for the period.

“October 2014 Notes”	JLR’s existing $500,000,000 4.250% Senior Notes due 2019 issued October 31, 2014.

“Product and other investment”	Net cash used in investing activities excluding movement in other restricted deposits, investment in short-term deposits and finance income received, and including expensed R&D (not included in net cash used in investing activities).

“Retail volumes”	Aggregate number of finished vehicles sold by dealers (and in limited numbers by Jaguar Land Rover directly) to end users. Although retail volumes do not directly impact Jaguar Land Rover’s revenue, Jaguar Land Rover considers retail volumes as the best indicator of consumer demand for its vehicles and the strength of its brands.

“Revolving Loan Facility”	The £1,485,000,000 unsecured syndicated revolving loan facility entered into in December 2011, as amended.

“Russian rouble”	Russian roubles, the currency of Russian Federation.

“SEC”	United States Securities and Exchange Commission.

“Tata Motors Limited”, “Tata Motors” and “TML”	Tata Motors Limited and its consolidated subsidiaries except as the context otherwise required.

“TMLH”	TML Holdings PTE Limited (Singapore).

“US dollars”, “USD”, “US$” or “$”	US dollars, the currency of the United States of America.

“US GAAP”	Generally accepted accounting principles in the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which JLR has established an NSC and (ii) importers in all other markets. Generally, JLR recognizes revenue on the sale of finished vehicles and parts (net of discounts, sales incentives, customer bonuses and rebates granted) when products are delivered to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

I. RECENT DEVELOPMENTS

Overview

In Fiscal 2012, Fiscal 2013, Fiscal 2014 and the nine months ended December 31, 2013 and 2014, we have experienced significant growth attributable to improved global economic conditions, successful launches of new models, complementing the enduring appeal of existing products, a strong product and market mix and continued geographic diversification. JLR’s continued focus on managing foreign exchange exposure and achieving cost efficiencies have also contributed to robust performance.

JLR Tender Offer

On February 19, 2015, JLR commenced a tender offer and a consent solicitation in respect of its outstanding 2012 Notes (the “Tender Offer”). There is no assurance that the Tender Offer will be subscribed for in any amount. JLR may, in its sole discretion, from time to time, purchase the 2012 Notes after the Tender Offer, through open market or privately negotiated transactions, by one or more additional tender or exchange offers, or by redemption under the terms of the governing indenture or otherwise, in each case upon terms that may or may not differ from the terms of the Tender Offer. The Tender Offer is not being made pursuant to this interim report on Form 6-K. This interim report on Form 6-K does not constitute or form part of an offer to sell or issue or an invitation to purchase or subscribe for any securities of TML or JLR in any jurisdiction where such offer or sale is not permitted, and no part of this report shall form the basis of or be relied upon in connection with any contract or commitment.

Recent developments

The third quarter of Fiscal 2015 was another solid quarter for Jaguar Land Rover:

•	Retail volumes of 111,525 units, down 0.6% from the third quarter of Fiscal 2014 with Land Rover volumes flat and Jaguar down 3.5%

•	Wholesale volumes of 122,187 units, up 5.0% from the third quarter of Fiscal 2014 with Land Rover volumes up 7.4% and Jaguar down 6.5%

•	Revenue £5,879 million, up £551 million

•	EBITDA £1,096 million, up £79 million with EBITDA margin of 18.6%, down 0.5 ppt

•	Profit before tax £685 million, down £157 million

•	Negative free cash flow of £46 million, after total investment of £890 million

•	Cash and financial deposits £4,027 million and undrawn long-term committed bank lines of £1,517 million

The Company continues to invest significantly to grow the business, with total investment spend, including R&D and capital expenditure of £890 million in the third quarter of Fiscal 2015, up £102 million compared to the third quarter of Fiscal 2014. Total investment spend for the nine months ended 31 December 2014 was £2,336 million compared to £2,003 million for the same nine month period last year.

Free cash flow was negative £46 million in the third quarter of Fiscal 2015 after total investment of £890 million. Free cash flow for the nine months to December 31, 2014 was £456 million, compared to £323 million for the same period last year.

In October 2014, JLR opened a new 130,000 unit capacity joint venture manufacturing plant in China with its joint venture partner Chery Automobile Company Ltd. The Range Rover Evoque is the first model to be built in the new plant with at least 2 additional Jaguar Land Rover models to follow.

JLR also opened its new Engine Manufacturing Centre in the United Kingdom during October 2014 which will manufacture Jaguar Land Rover’s new family of 2.0 Liter Ingenium engines.

Construction of JLR’s manufacturing facility in Brazil commenced in December 2014 with production planned for 2016. Annual capacity is estimated to reach 24,000 units and the new Discovery Sport will be one of the first models to be produced at this new manufacturing facility.

General trends in performance (including results of operations)

Overall strong volume growth

Total retail volumes were 111,525 units for the third quarter of Fiscal 2015, a decrease of 0.6% compared to the third quarter of Fiscal 2014. By brand, Land Rover retailed 93,189 units in the third quarter of Fiscal 2015, flat compared to prior period, while Jaguar retailed 18,336 units, down 3.5% compared to the equivalent quarter in the prior year.

For Land Rover, strong sales of Range Rover and Land Rover Discovery were offset by the run out of Freelander production. For Jaguar, lower XF and XJ sales volumes in the period were offset partially by continuing strong sales of F-Type.

Wholesale volumes totalled 122,187 units in the third quarter of 2015, up 5.0% compared to the same quarter a year ago, comprised of 103,134 units for Land Rover and 19,053 units for Jaguar.

Revenue and profits

JLR generated revenue of £5,879 million in the third quarter of Fiscal 2015, an increase of 10.3% compared to the £5,328 million in the third quarter of Fiscal 2014. For the nine months to December 31, 2014 revenue rose 14.3% to £16,040 million from £14,037 million in the same period a year ago.

EBITDA increased to £1,096 million in the third quarter of Fiscal 2015 compared to £1,017 million in the third quarter of Fiscal 2014, primarily due to higher revenues driven by higher wholesale volumes. For the nine months to December 31, 2014, EBITDA increased to £3,116 million from £2,473 million over the same period last year.

Profit before tax for the three months to December 31, 2014 was £685 million, down £157 million from £842 million in the third quarter of Fiscal 2014. The decrease in profit before tax is more than explained by unfavorable revaluation of foreign currency debt and unrealized hedges in the third quarter of Fiscal 2015 of £138 million loss compared to positive revaluation of £30 million in the third quarter of Fiscal 2014. Profit before tax for the nine months to December 31, 2014 was £2,218 million, up £293 million compared to the same nine month period last year.

Profit after tax for the third quarter of Fiscal 2015 was £593 million compared to £619 million in the third quarter of Fiscal 2014. The effective tax rate of 13.4% in the third quarter of Fiscal 2015 is substantially lower than the 26.5% observed in the third quarter of Fiscal 2014 reflecting the release of certain withholding tax provisions following confirmation that dividends from China would be subject to a reduction in the withholding tax rate to 5% as set out in the new UK-China tax treaty. In the nine months to December 31, 2014 profit after tax increased by £306 million to £1,736 million compared to £1,430 million for the same period last year.

EBITDA reconciliation

Three months ended December 31 (£ millions)	2014	2013
EBITDA margin	18.6%	19.1%
EBITDA	1,096	1,017
Adjustments:
Depreciation and amortization	(265)	(221)
Foreign exchange gains/(losses)—financing	(64)	23
Foreign exchange gains/(losses)—unrealised derivatives	(51)	12
Unrealized commodity gains/(losses)	(23)	(5)
Finance income	13	9
Finance expense (net)	(8)	10
Share of loss from joint ventures	(14)	(3)
Other	1	—

Profit before tax	685	842

Income tax expense	(92)	(223)

Profit after tax	593	619

Performance in key geographical markets on retail basis

Three months ended December 31 (Units)	2014	2013	Change (%)
China	29,745	28,732	3.5%
Europe (excluding UK)	21,535	21,552	(0.1)%
UK	17,006	15,297	11.2%
North America	18,906	20,936	(9.7)%
Asia Pacific (excluding China)	6,316	5,628	12.2%
All other markets	18,017	20,027	(10.0)%

Total JLR	111,525	112,172	(0.6)%

Global economic performance was mixed over the quarter. Falling unemployment and lower inflation, impacted by the fall in energy prices, has supported higher consumer spending and GDP growth in the United States and the United Kingdom. Although the rate of GDP growth for China has been slowing, it remains above 7%. Conditions in the Eurozone have been more sluggish, prompting the European Central Bank to announce quantitative easing to stimulate the economy. In Russia and some other emerging markets political and economic uncertainties have more significantly impacted growth.

Growth in the United States continues as unemployment fell further and low inflation supports sustained consumer spending which is driving the expectation of strong GDP growth for 2015. New passenger car sales in the United States grew by 2.9% in the 3 months to December 31, 2014 compared to the same period last year, however JLR sales in the US fell by 9.7% in the third quarter of Fiscal 2015 compared to the third quarter of Fiscal 2014 due primarily to the run out of the Freelander and production scheduling.

The outlook for economic growth remains positive in the United Kingdom with falling unemployment and healthy retail spending. New passenger car sales in the United Kindgom were up 10.3% over the third quarter of Fiscal 2015 compared to the third quarter of Fiscal 2014 and JLR continued to outperform the market with retail volumes up 11.2%.

China’s economy remains strong and on track to maintain GDP growth above 7.0%, despite some signs of softening. New vehicle sales remain buoyant with growth of 9.2% in the third quarter of Fiscal 2015 compared to the third quarter of Fiscal 2014 while JLR retail sales grew by 3.5% over the same period.

The Eurozone continues to experience sluggish growth and reported deflation during December 2014. The ECB have recently announced a €1 trillion quantitative easing programme in an attempt to stimulate growth and avert persistent deflation. The softening in consumer demand has impacted new passenger car sales which fell by 8% in the third quarter of Fiscal 2015 compared to the same quarter a year ago, however JLR maintained solid sales in the third quarter of Fiscal 2015 comparable to the same period last year.

Challenging economic and political conditions continue in some emerging markets, particularly in Russia where the rouble depreciated by over 40% over the three months to December 31, 2014. New vehicle sales in Russia fell by 3% in the third quarter of Fiscal 2015 compared to the third quarter of Fiscal 2014 and JLR sales fell 8% over the same period. In Brazil, falling consumer spending, fuelled by higher interest rates, and falling industrial output contributed to a 3% fall in new vehicle sales in the third quarter of Fiscal 2015 compared to the same quarter last year whilst JLR retail sales fell 23% over the same period.

Employees

At the end of the third quarter of Fiscal 2015, Jaguar Land Rover employed 33,897 people worldwide including agency personnel (third quarter of Fiscal 2014: 28,938). Employees in overseas markets exceeded 1,300.

Cash flow

Free cash flow was negative £46 million in the third quarter of Fiscal 2015 after £890 million of total investment spend, which includes capital spending and R&D.

Cash generated by operating activities was £763 million in the third quarter of Fiscal 2015 compared to £949 million during the third quarter of Fiscal 2014, primarily reflecting unfavourable working capital changes and higher tax, offset partially by higher EBITDA.

Investment in tangible assets (property, plant and equipment), expenditure on intangible assets (product development programs) and investment in joint ventures totalled £825 million in the three months to December 31, 2015, compared to £733 million in the third quarter of Fiscal 2014. JLR’s capital expenditure on tangible and intangible assets primarily relates to the introduction of new products as well as capacity expansion of its production facilities and continuing quality and reliability improvement projects.

Reported net cash outflow in investing activities of £445 million in the third quarter of Fiscal 2015 (third quarter of Fiscal 2014: £1,107 million outflow) reflects the £825 million of investment described above, offset by a £364 million decrease in bank deposits with a maturity of over 3 months (third quarter of Fiscal 2014: increase of £392 million) which are classified as investments.

Cash inflows of £303 million due to financing activities in the three months to December 31, 2014 reflect debt financing proceeds from the $500 million bond raised in October 2014, less finance expense and fees.

Liquidity and capital resources

As at December 31, 2014, JLR had £2,884 million of cash and cash equivalents and a further £1,143 million of bank deposits with maturities greater than 3 months. The total amount of cash and cash equivalents includes an amount of £528 million in subsidiaries of Jaguar Land Rover outside the United Kingdom.

The cash in some of these jurisdictions is subject to restrictions on remitting cash to the UK through inter-company cash pooling loans or interim dividends although annual dividends are generally permitted.

In addition, JLR increased its undrawn committed credit facility by £160 million during the third quarter of Fiscal 2015 to £1,485 million with £1,114 million maturing in July 2018 and the balance maturing in July 2016. JLR also had £32 million of undrawn shorter-term committed credit facilities.

Subsequent events

On January 3, 2015, a large car transporter ship named Hoegh Osaka, carrying approximately 1,143 export Jaguar and Land Rover vehicles bound for the Middle East, was grounded in the Solent (body of water close to the Port of Southampton, UK). A salvage operation is currently underway. This incident has no impact on the results for the third quarter of Fiscal 2015.

Condensed Consolidated Income Statement

For the three and nine months ended December 31, 2014 (unaudited)

	Three months ended
(£ millions)	31 December 2014	31 December 2013
	(unaudited)	(unaudited)
Revenue	5,879	5,328
Material and other cost of sales	(3,565)	(3,296)
Employee cost	(535)	(440)
Other expenses	(1,059)	(933)
Net impact of commodity derivatives	(24)	(7)
Development costs capitalized	303	271
Other income	94	32
Depreciation and amortisation	(265)	(221)
Foreign exchange (loss)/gain	(134)	92
Finance income	13	9
Finance expense (net)	(8)	10
Share of loss from joint ventures	(14)	(3)

Profit before tax	685	842

Income tax expense	(92)	(223)

Profit for the period	593	619

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the three ended December 31, 2014 (unaudited)

	Three months ended
(£ millions)	December 31, 2014	December 31, 2013
	(unaudited)	(unaudited)
Profit for the period	593	619
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	197	112
Income tax related to items that will not be reclassified	(40)	1

	157	113

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on effective cash flow hedges	(290)	120
Cash flow hedges reclassified to foreign exchange gain in profit or loss	32	56
Currency translation differences	7	—
Income tax related to items that may be reclassified	52	(59)

	(199)	117

Other comprehensive (expense)/income net of tax	(42)	230

Total comprehensive income attributable to shareholders	551	849

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at April 1, 2014 (audited)	1,501	167	4,196	5,864
Profit for the period	—	—	1,736	1,736
Other comprehensive expense for the period	—	—	(653)	(653)

Total comprehensive income	—	—	1,083	1,083

Dividend paid	—	—	(150)	(150)

Balance at December 31, 2014 (unaudited)	1,501	167	5,129	6,797

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at April 1, 2013 (audited)	1,501	167	1,871	3,539
Profit for the period	—	—	1,430	1,430
Other comprehensive income for the period	—	—	585	585

Total comprehensive income	—	—	2,015	2,015

Dividend paid	—	—	(150)	(150)

Balance at December 31, 2013 (unaudited)	1,501	167	3,736	5,404

Condensed Consolidated Cash Flow Statement

For the three months ended December 31, 2014 (unaudited)

	Three months ended
(£ millions)	December 31, 2014	December 31, 2013
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	593	619
Adjustments for:
Depreciation and amortization	265	221
Loss on sale of assets	—	1
Foreign exchange loss/(gain) on loans	59	(26)
Income tax expense	92	223
Gain on embedded derivative	—	(23)
Finance expense (net)	8	13
Finance income	(13)	(9)
Foreign exchange loss/(gain) on derivatives	50	(12)
Foreign exchange gain on short term deposits	(15)	—
Share of loss from joint ventures	14	3
Other non-cash adjustments	3	—

Cash flows from operating activities before changes in assets and liabilities	1,056	1,010

Trade receivables	(131)	(20)
Other financial assets	3	(14)
Other current assets	(147)	(121)
Inventories	37	37
Other non-current assets	(8)	4
Accounts payable	14	(65)
Other current liabilities	(106)	75
Other financial liabilities	19	24
Other non-current liabilities and retirement benefit obligations	13	(2)
Provisions	83	32

Cash generated from operations	833	960

Income tax paid	(70)	(11)

Net cash generated from operating activities	763	949

Cash flows used in investing activities
Investment in joint ventures	(52)	(93)
Movements in other restricted deposits	3	5
Investment in short term deposits	364	(392)
Purchases of property, plant and equipment	(492)	(343)
Proceeds from sale of property, plant and equipment	—	4
Cash paid for intangible assets	(281)	(297)
Finance income received	13	9

Net cash used in investing activities	(445)	(1,107)

Cash flows from financing activities
Finance expenses and fees paid	(30)	(51)
Proceeds from issuance of short term debt	21	8
Repayment of short term debt	—	(75)
Payments of lease obligations	(1)	(1)
Proceeds from issuance of long term debt	313	429
Dividends paid	—	—

Net cash generated from financing activities	303	310

Net change in cash and cash equivalents	621	152
Cash and cash equivalents at beginning of period	2,263	2,029

Cash and cash equivalents at end of period	2,884	2,181

Certain Information Relating to Tata Motors

In the nine months ended December 31, 2014, JLR paid a dividend of £150 million to TMLH. There are no outstanding loans owed or preference shares issued to TMLH as of December 31, 2014. JLR may pay dividends from time to time to its shareholder, subject to compliance with covenants in its financing agreements restricting such payments (including covenants in the indentures governing the outstanding 2011 Notes, the 2012 Notes, the January 2013 Notes, the December 2013 Notes, the January 2014 Notes and the October 2014 Notes). In addition, some of these dividend restrictions may be suspended or, if JLR achieves an investment grade status, thereby potentially allowing JLR to pay additional dividends. As of December 31, 2014, the estimated amount that would be available for dividend payments, other distributions to our shareholders and other restricted payments under the relevant covenant restrictions is approximately £2,319 million.

II. FINANCIAL INFORMATION FOR JLR

	Fiscal year ended and as at March 31			Nine months ended and as at December 31		Twelve months ended and as at December 31
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	13,512	15,784	19,386	14,037	16,040	21,389
Material and other cost of sales	(8,733)	(9,904)	(11,904)	(8,613)	(9,768)	(13,059)
Employee cost	(1,039)	(1,334)	(1,654)	(1,191)	(1,427)	(1,890)
Other expenses	(2,529)	(3,075)	(3,717)	(2,677)	(2,925)	(3,965)
Net loss on un-matured commodity derivatives	(12)	(10)	(18)	(16)	(16)	(18)
Development costs capitalized(1)	751	860	1,030	772	850	1,108
Other income	49	80	171	141	150	180
Depreciation and amortization(2)	(465)	(622)	(875)	(639)	(743)	(979)
Foreign exchange gain/(loss)	14	(109)	236	135	58	159
Finance income	16	34	38	27	36	47
Finance expense (net)	(85)	(18)	(185)	(36)	(13)	(162)
Share of loss from joint venture	—	(12)	(7)	(15)	(24)	(16)

Profit before tax	1,479	1,674	2,501	1,925	2,218	2,794
Income tax expense	(19)	(460)	(622)	(495)	(482)	(609)

Profit for the period	1,460	1,214	1,879	1,430	1,736	2,185
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(122)	(346)	(135)	(166)	3	34
Income tax related to items that will not be reclassified	152	73	(4)	3	(1)	(8)
Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on effective cash flow hedges	(36)	(288)	1,041	937	(702)	(598)
Cash flow hedges reclassified to foreign exchange (gain)/loss in profit or loss	(20)	59	(112)	9	(126)	(247)
Currency translation differences	—	—	—	—	7	7
Income tax related to items that may be reclassified	14	53	(194)	(198)	166	170

Total comprehensive income attributable to shareholders	1,448	765	2,475	2,015	1,083	1,543

Balance Sheet Data (at period end):
Intangible assets	2,801	3,522	4,240		4,769	4,769
Total non-current assets	4,982	6,628	8,359		9,723	9,723
Total current assets	5,235	6,209	7,230		7,806	7,806
Total assets	10,217	12,837	15,589		17,529	17,529
Total current liabilities	5,041	5,997	6,134		6,353	6,353
Total non-current liabilities	2,252	3,301	3,591		4,379	4,379
Total liabilities	7,293	9,298	9,725		10,732	10,732
Equity attributable to equity holders of the company	2,924	3,539	5,864		6,797	6,797
Cash Flow Data:
Net cash from operating activities	2,500	2,429	3,422	2,060	2,572	3,934
Net cash used in investing activities	(1,542)	(2,609)	(2,736)	(2,024)	(2,025)	(2,737)
Net cash generated from/(used in) financing activities	444	(178)	(498)	73	77	(494)
Cash and cash equivalents at the end of period	2,430	2,072	2,260	2,181	2,884	2,884
Other Financial Data:
EBITDA(3)	2,095	2,339	3,393	2,473	3,116	4,036
Capitalized expenditure (excluding product development expenditure)	585	879	1,269	930	1,143	1,482
Capitalized product development expenditure(4)	825	970	1,087	813	889	1,163
Net cash (at period end)(5)	456	680	1,449		1,604	1,604
Free cash flow(6)	958	595	1,150	323	456	1,283
Product and other investment(7)	1,560	2,115	2,680	1,999	2,335	3,016

(1)	This amount reflects the capitalized cost recognized as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £149 million, £198 million, £236 million, £167 million, £180 million and £249 million in the years ended March 31, 2012, 2013 and 2014, the nine months ended December 31, 2013 and 2014 and the twelve months ended December 31, 2014, respectively.
(2)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engine, transmission and new products. The amount of amortization attributable to the amortization of capitalized product development costs for Fiscal 2012, Fiscal 2013, Fiscal 2014, the nine months ended December 31, 2013 and 2014 and the twelve months ended December 31, 2014 was £183 million, £296 million, £445 million, £328 million, £380 million and £497 million, respectively.
(3)	TML has defined EBITDA as profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses) and share of loss from joint ventures. Unrealized gains/(losses) on foreign exchange and commodity hedges and unrealized gains/(losses) on revaluation of foreign currency debt are excluded from EBITDA. EBITDA is presented because TML believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a different manner. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of JLR’s EBITDA to profit for the period line item is:

	Fiscal year ended March 31			Nine months ended December 31		Twelve months ended December 31
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Profit for the period	1,460	1,214	1,879	1,430	1,736	2,185
(Less)/add back foreign exchange (gains)/loss-financing	12	37	(87)	(75)	90	78
(Less)/add back foreign exchange (gains)/loss-unrealized derivatives	47	11	(57)	(50)	51	44
(Less)/add back unrealized commodity (gains)/losses	15	(1)	7	10	13	10
(Less)/add back share of loss from joint venture	—	12	7	15	24	16
(Less)/add back depreciation and amortization	466	622	875	639	743	979
(Less)/add finance income	(16)	(34)	(38)	(27)	(36)	(47)
(Less)/add finance expense	85	18	185	36	13	162
(Less)/add back taxation	26	460	622	495	482	609

EBITDA	2,095	2,339	3,393	2,473	3,116	4,036

(4)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(5)	JLR has defined net cash as cash and cash equivalents and short-term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

The reconciliation is set out below:

	As at March 31			As at December 31
	2012	2013	2014	2013	2014
	(£ in millions)
Cash and cash equivalents	2,430	2,072	2,260		2,884
Short-term deposits	—	775	1,199		1,143
Total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases)	(1,974)	(2,167)	(2,010)		(2,423)

Net cash	456	680	1,449		1,604

(6)	Free cash flow reflects net cash from operating activities less net cash used in investing activities excluding investments in short-term deposits.

The reconciliation is set out below:

	Fiscal year ended March 31			Nine months ended December 31		Twelve months ended December 31
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Net cash from operating activities	2,500	2,429	3,422	2,060	2,572	3,934
Net cash used in investing activities	(1,542)	(2,609)	(2,736)	(2,024)	(2,025)	(2,737)
(Less)/add back: Investments in short-term deposits	—	775	464	287	(91)	86

Free cash flow	958	595	1,150	323	456	1,283

(7)	Product and other investment reflects net cash used in investing activities excluding movement in other restricted deposits, investment in short-term deposits and finance income received, and including expensed R&D (not included in net cash used in investing activities).

The reconciliation is set out below:

	Fiscal year ended March 31			Nine months ended December 31		Twelve months ended December 31
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Net cash used in investing activities	1,542	2,609	2,736	2,024	2,025	2,737
(Less)/add back: Movement in restricted deposits	(147)	54	133	66	4	71
(Less)/add back: Investment in short-term deposits	—	(775)	(464)	(287)	91	(86)
Add: Finance income received	16	29	39	29	35	45
Add: Expensed R&D	149	198	236	167	180	249

Product and other investment	1,560	2,115	2,680	1,999	2,335	3,016

Product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•	Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). JLR does, however, mainly monitor the level of retail volumes as the general metric of customer demand for its products with the aim of managing effectively the level of stock held by JLR’s dealers. Retail volumes do not directly affect JLR’s revenue.

•	Material and other cost of sales: JLR has elected to present its income statement under IFRS by nature of expenditure rather than by function. Accordingly, JLR does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that JLR would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

•	Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still in stock at the end of the relevant period. Inventories (other than those recognized as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to JLR’s management. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

•	Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture ourselves but fit into its finished vehicles.

•	Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and use in its manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables. Raw materials and consumables also include import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•	Employee cost: This line item represents the cost of wages and salaries, social security and pensions for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•	Other expenses: This line item comprises any expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•	Net gain/(loss) on un-matured commodity derivatives: This line item represents the mark-to-market on commodity derivative instruments, which do not meet the hedge accounting criteria of IFRS. In Fiscal 2012 and subsequently, JLR entered into derivative transactions on certain key commodity inputs, such as aluminum.

•	Development costs capitalized: Development costs capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgement and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•	Other income: This item represents any income not otherwise accounted for in another line item. It principally includes rebates from the Chinese government based on JLR’s activities there, income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States. Rebates from China are accounted for when received as they are not considered virtually certain to be paid.

•	Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Foreign exchange gain/(loss) (net): This item represents the net gain or loss attributable to the revaluation of non-GBP balance sheet items and the realized gain/(loss) on foreign exchange derivative contracts that are hedge accounted, as well as the time value of options and ineffective foreign exchange derivatives which are recognized directly in the income statement.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•	Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including the 2011 Notes, the 2012 Notes, the January 2013 Notes, the December 2013 Notes, the January 2014 Notes and the October 2014 Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalized.

Capitalization

Sources	Actual as at December 31, 2014
(£ in millions)
Cash and cash equivalents(1)	2,884
Short-term investments(2)	1,143

Cash and cash equivalents and short-term investments	4,027

Other loans(3)	15
Factoring(4)	193
£500,000,000 8.250% Senior Notes due 2020	500
$410,000,000 8.125% Senior Notes due 2021	263
$500,000,000 5.625% Senior Notes due 2023	321
$700,000,000 4.125% Senior Notes due 2018	450
£400,000,000 5.000% Senior Notes due 2022	400
$500,000,000 4.250% Senior Notes due 2019	321
Capitalized debt issuance fees	(25)

Total debt	2,438

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	5,129

Total equity	6,797

Total capitalization	9,235

(1)	The total amount of cash and cash equivalents includes £528 million of the cash and cash equivalents held in subsidiaries of the Company outside the United Kingdom. The cash in some of these jurisdictions, notably South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations.
(2)	Refers to bank deposits with a maturity of between three and twelve months.
(3)	Consists of (i) overdraft facilities and (ii) finance leases.
(4)	Represents JLR’s factoring facilities entered into in the ordinary course of business.

The following table presents JLR’s revenue, profit and EBITDA in Fiscal 2012, Fiscal 2013 and Fiscal 2014, the nine months ended December 31, 2013 and 2014 and the twelve months ended December 31, 2014.

	Fiscal year ended March 31			Nine months ended December 31		Twelve months ended December 31
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Revenue	13,512	15,784	19,386	14,037	16,040	21,389
Profit for the period	1,460	1,214	1,879	1,430	1,736	2,185
EBITDA	2,095	2,339	3,393	2,473	3,116	4,036

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

Revenues were £16,040 million for the nine months ended December 31, 2014, as compared to £14,037 million for the nine months ended December 31, 2013 and EBITDA was £3,116 million in the nine months ended December 31, 2014, as compared to £2,473 million in the nine months ended December 31, 2013, reflecting a favorable product mix primarily due to the success of the Range Rover, the Range Rover Sport and the Jaguar F-TYPE as well as a strong market mix attributable in part to JLR’s continued success in China. Profit for the period was £1,736 million in the nine months ended December 31, 2014, compared to £1,430 million in the nine months ended December 31, 2013. This improvement in profitability reflects the increase in EBITDA and lower net interest expense, partially offset by unfavorable revaluations of foreign currency debt and hedges and higher depreciation and amortization.

Recent Retail Volumes

Retail volumes in Europe (excluding the United Kingdom and Russia) were 61,384 units in the nine months ended December 31, 2014, compared to 57,928 units during the same period in 2013, an increase of 6.0%, despite economic challenges and competitive conditions remaining in the premium automotive segment. The increase was primarily due to sales of the Range Rover, the Range Rover Sport and the Jaguar F-TYPE.

Retail volumes in North America were 55,058 units in the nine months ended December 31, 2014, compared to 55,748 units in the same period in 2013, a decrease of 1.2%, which is attributable to lower sales of the Jaguar XF and XJ and the Land Rover Discovery, partially offset by strong sales of the Range Rover, the Range Rover Sport, the Range Rover Evoque and the Jaguar F-TYPE.

Retail volumes in the United Kingdom were particularly strong with 58,041 units sold in the nine months ended December 31, 2014, compared to 51,890 units in the same period in 2013, an increase of 11.9%, primarily driven by sales of the Range Rover Sport, the Land Rover Discovery and the Jaguar XF.

Retail volumes in China, which is JLR’s largest market, were 92,443 units in the nine months ended December 31, 2014, compared to 73,510 units in the same period in 2013, an increase of 25.8%, reflecting continued growth in the Chinese vehicle market and strong customer demand for JLR’s products. Sales growth was experienced across the majority of Land Rover, Range Rover and Jaguar products, although it was primarily driven by the three Range Rover products and the Jaguar XF.

Retail volumes in Asia Pacific were 19,460 units in the nine months ended December 31, 2014, compared to 16,539 units in the same period in 2013, an increase of 17.7% with growth driven by sales of the Range Rover Sport and the Land Rover Discovery.

Retail volumes in the Rest of the world were 51,516 units in the nine months ended December 31, 2014, compared to 53,920 in the same period in 2013, a decrease of 4.5%, primarily due to reduced sales of the Range Rover Evoque and the Freelander, partially offset by strong sales of the Range Rover Sport. Economic and political conditions impacted sales during this period in Russia, Brazil and South Africa.

Recent Market Trends

JLR is exposed to currency movements versus the British pound sterling, its reporting currency. Revenue exposures are primarily sensitive to movements in the US dollar, Chinese renminbi and the Russian rouble, while JLR’s cost exposures are particularly sensitive to movements in the euro. The foreign exchange environment in the nine months ended December 31, 2014 was generally more favorable than during the nine months ended December 31, 2013, reflecting the depreciation of the pound sterling against the US dollar and Chinese yuan, although this was partially offset by the depreciation of emerging market currencies such as the Russian rouble, the Brazilian real and the South African rand relative to the pound sterling.

JLR is also exposed to changes in commodity prices, including aluminum, copper, platinum and palladium metals. Commodity prices generally softened in the nine months ended December 31, 2014 compared to the same period in 2013.

JLR has hedging policies in place in order to mitigate the impact of exchange rate and commodity price volatility on its results. These hedging policies permit the use of financial derivatives such as forward contracts and options to manage risks relating to exchange rates, as well as swaps and fixed-price supply contracts to manage risks relating to commodity price volatility.

Oil prices in the nine months ended December 31, 2014 were significantly lower compared to the corresponding period in 2013. Brent Crude Oil prices reached a low of approximately $54 per barrel in 2014, compared to a low of approximately $98 per barrel during 2013. JLR seeks to manage the effect of fluctuations in energy prices through the use of fixed-price supply contracts with tenors of up to 12 months.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Nine months ended December 31, 2014 compared to nine months ended December 31, 2013

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Nine months ended December 31
	2013	2014	Percentage change
	(£ in millions)		(% change)
Revenue	14,037	16,040	14.3%
Material and other cost of sales	(8,613)	(9,768)	13.4%
Employee cost	(1,191)	(1,427)	19.8%
Other expenses	(2,677)	(2,925)	9.3%
Net loss on un-matured commodity derivatives	(16)	(16)	0.0%
Development costs capitalized	772	850	10.1%
Other income	141	150	6.4%
Depreciation and amortization	(639)	(743)	16.3%
Foreign exchange gain	135	58	57.0%
Finance income	27	36	33.3%
Finance expense (net of capitalized interest)	(36)	(13)	63.9%
Share of loss from joint ventures	(15)	(24)	60.0%

Profit before tax	1,925	2,218	15.2%
Income tax expense	(495)	(482)	2.6%

Profit for the period	1,430	1,736	21.4%

Revenue

Revenue increased by £2,003 million to £16,040 million in the nine months ended December 31, 2014 from £14,037 million in the nine months ended December 31, 2013, an increase of 14.3%. This increase is primarily attributable to an increase in wholesale volumes from 308,908 to 341,318 units over the relevant period, representing an increase of 10.5%, driven primarily by higher volumes of the Range Rover, the Range Rover Sport, the Range Rover Evoque, the Land Rover Discovery and the Jaguar F-TYPE and strong sales in key geographical markets, most notably in China and the United Kingdom.

Material and other cost of sales

JLR’s material and other cost of sales increased to £9,768 million in the nine months ended December 31, 2014, up 13.4% from £8,613 million in the nine months ended December 31, 2013. This increase is predominantly attributable to the increased volumes of vehicles sold. As a percentage of revenue, material and other costs of sales decreased slightly from 61.4% to 60.9%, reflecting a stable cost base.

Change in inventories of finished goods and work in progress: In the nine months ended December 31, 2014, JLR’s inventory of finished goods and work in progress increased by £70 million. This increase of inventories at December 31, 2014 compared to March 31, 2014 was principally due to the launch of new products scheduled to become available for purchase during the fourth quarter of Fiscal 2015.

Purchase of products for sale: In the nine months ended December 31, 2014, JLR spent £625 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £508 million in the nine months ended December 31, 2013, representing an increase of 23.0%. This increase was primarily attributable to an increase in parts sales to service the increase in the number of vehicles sold.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in the nine months ended December 31, 2014 was £9,214 million compared to £8,347 million in the nine months ended December 31, 2013, representing an increase of £867 million, or 10.4%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production levels related to increased sales volumes. Raw materials and consumables as a percentage of revenue decreased to 57.4% for the nine months ended December 31, 2014, compared to 59.5% for the nine months ended December 31, 2013, due to more favorable commodity prices.

Employee cost

JLR’s employee cost increased by 19.8% to £1,427 million in the nine months ended December 31, 2014 from £1,191 million in the equivalent period in 2013. The increase is attributable to higher sales with a corresponding rise in production volumes, which led to a need to recruit new employees, primarily for manufacturing operations. Total employee headcount increased from 28,938 to 33,897, or 17.1%, from December 31, 2013 to December 31, 2014. This increase includes the addition of approximately 3,500 manufacturing employees to support increased production at JLR’s manufacturing sites, including at its Solihull plant in the United Kingdom, as well as approximately 1,200 engineers and other staff to support growth and increased R&D investment in new models. The majority of the increased employee cost for the engineers is capitalized under “development costs capitalized”.

Other expenses

Other expenses increased to £2,925 million in the nine months ended December 31, 2014 from £2,677 million in the same period in 2013. Other expenses decreased as a percentage of revenue, representing 18.2% in the nine months ended December 31, 2014, compared to 19.1% for the nine months ended December 31, 2013. While some significant components of other expenses increased in line with revenues, certain expenses such as fixed marketing do not typically increase proportionally in line with revenue. The rise in engineering expenses, reflecting JLR’s increased investment in the development of new vehicles, is mainly capitalized under “development costs capitalized”.

Net loss on un-matured commodity derivatives

In the nine months ended December 31, 2014, JLR recorded a net loss on un-matured commodity derivatives of £16 million as a result of a softening in commodity prices. JLR recorded a similar net loss on un-matured commodity derivatives of £16 million in the nine months ended December 31, 2013.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in the nine months ended December 31, 2013 and 2014:

	Nine months ended December 31
	2013	2014
	(£ in millions)
Total R&D costs	939	1,030
Of which expenditure capitalized	772	850
Capitalization ratio in %	82.2%	82.5%
Amortization of expenditure capitalized	328	380
R&D costs charged in income statement	167	180
As % of revenues	1.2%	1.1%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £850 million in the nine months ended December 31, 2014 from £772 million in the nine months ended December 31, 2013, representing an increase of 10.1%, reflects increased product development costs (included as employee costs and engineering costs in other expenses) associated with the development of the “Ingenium” four cylinder (2.0-liter) engines and new vehicles including the Jaguar F-TYPE coupe and all-wheel drive derivatives, the all new Jaguar XE, the new Discovery Sport, Jaguar’s all new performance crossover, the F-PACE, and other future products, including model year updates of existing vehicles.

Other income (net)

JLR’s other income increased to £150 million in the nine months ended December 31, 2014, compared to £141 million in the nine months ended December 31, 2013. Other income for the nine months ended December 31, 2014 notably includes £53 million (as compared to £71 million in the nine months ended December 31, 2013) of rebates from China based on JLR’s activities there.

Depreciation and amortization

JLR’s depreciation and amortization increased to £743 million in the nine months ended December 31, 2014, compared to £639 million in the nine months ended December 31, 2013. The majority of the increase reflects increased amortization of product development costs related to the launch of the “Ingenium” engines as well as new models, including the Jaguar F-TYPE coupe and all-wheel drive derivatives, the all new Jaguar XE, the new Discovery Sport and other model year updates for existing vehicles.

Foreign exchange gain/(loss) (net)

JLR recorded a foreign exchange gain of £58 million in the nine months ended December 31, 2014, compared to a gain of £135 million in the nine months ended December 31, 2013. The gains in each of these periods were attributable to (i) the effect of exchange fluctuations on foreign currency borrowings and other balance sheet items and (ii) foreign exchange gains and losses on derivatives realized in each respective period.

Finance income

JLR’s finance income increased by 33.3% to £36 million in the nine months ended December 31, 2014 from £27 million in the nine months ended December 31, 2013. The increase was primarily due to higher cash balances held in the nine months ended December 31, 2014, compared to the nine months ended December 31, 2013.

Finance expense (net of capitalized interest)

JLR’s interest expense (net of capitalized interest) decreased to £13 million in the nine months ended December 31, 2014 from £36 million in the nine months ended December 31, 2013, principally as a result of the removal of the embedded derivative following the redemption and cancellation of JLR’s £500 million 8.125% Senior Notes due 2018 and JLR’s $410 million 7.750% Senior Notes due 2018 (issued on May 19, 2011) and the subsequent refinancing at lower interest rates, which was partly offset by the issuance of the October 2014 Notes.

Share of loss from joint ventures

JLR’s share of losses from joint ventures of £24 million in the nine months ended December 31, 2014 relates to further set-up costs incurred in relation to the joint venture company JLR has established with Chery Automobile Company Ltd., compared to a £15 million loss on the same joint venture during the nine months ended December 31, 2013.

Income tax expense

JLR had an income tax expense of £482 million in the nine months ended December 31, 2014, compared to £495 million in the nine months ended December 31, 2013. This decrease was primarily attributable to the release of certain withholding tax provisions following confirmation that dividends from China would be subject to a reduction in the withholding tax rate to 5% as set out in the new UK-China tax treaty. The effective tax rate for the nine months ended December 31, 2014 was 21.7% compared to 25.7% for the same period in 2013.

Profit for the period

JLR’s consolidated profit for the period of nine months ended December 31, 2014 was £1,736 million, compared to a consolidated profit for the period of £1,430 million in the nine months ended December 31, 2013 as a result of the factors identified above.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations and external debt, including long-term debt, and revolving credit, factoring and working capital facilities. In the ordinary course of business, JLR also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. As at December 31, 2014, on a consolidated basis, JLR had cash and cash equivalents of £2,884 million (up from £2,260 million at March 31, 2014), short-term investments (bank deposits with a maturity of between three and twelve months) of £1,143 million (down from £1,199 million as at March 31, 2014) and undrawn committed facilities of £1,517 million (an increase from £1,290 million in March 31, 2014). The total amount of cash and cash equivalents includes £528 million of the cash and cash equivalents held in subsidiaries of the Company outside the United Kingdom. The cash in some of these jurisdictions, notably South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations.

JLR’s borrowings

The following table shows details of JLR’s committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at December 31, 2014.

Facility	Committed Amount		Maturity	Amount outstanding as at December 31, 2014	Amount undrawn as at December 31, 2014
	(£ in millions)			(£ in millions)	(£ in millions)
Committed
£500 million 8.25% Senior Notes due 2020	500		March 15, 2020	500	—
£400 million 5.00% Senior Notes due 2022	400		February 15, 2022	400	—
$410 million 8.125% Senior Notes due 2021	263	*	November 15, 2021	263	—
$500 million 5.625% Senior Notes due 2023	321	*	February 1, 2023	321	—
$700 million 4.125% Senior Notes due 2018	450	*	December 15, 2018	450	—
$500 million 4.250% Senior Notes due 2019	321	*	November 15, 2019	321	—
Revolving Loan Facility	1,485		July 22, 2016 and July 22, 2018	—	1,485
Receivables factoring facilities	225		March 21, 2015	193	32
Subtotal	3,965			2,448	1,517

Total	3,965			2,423	1,517

Capitalized debt issuance costs	—			(25)	—

*	Using an exchange rate on December 31, 2014 of $1.5573 = £1.00.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business.

Until December 31, 2012, as Jaguar Land Rover Holdings Limited was the main group entity used for financing and borrowing purposes, JLR had a policy of aggregating and pooling cash balances within that entity on a daily basis. Following JLR’s internal legal reorganization effective on January 1, 2013, JLR currently uses Jaguar Land Rover Limited for these purposes. Certain of JLR’s subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to JLR in the form of cash dividends, loans or advances. Brazil and South Africa restrict the ability of JLR’s local subsidiaries to participate in intercompany lending arrangements and to transfer cash balances outside of the relevant countries. JLR’s subsidiaries in South Africa and Brazil are able to pay dividends on at least an annual basis. JLR believes that these restrictions have not had, and are not expected to have, any material impact on its ability to meet its cash obligations.

Cash flow data

The following table sets out the items from JLR’s consolidated statements of cash flow for the fiscal years ended December 31, 2012, 2013 and 2014 and for the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013.

	Fiscal year ended March 31			Nine months ended December 31
	2012	2013	2014	2013	2014
	(£ in millions)			(£ in millions)

Net cash from operating activities	2,500	2,429	3,422	2,060	2,572

Net cash used in investing activities	(1,542)	(2,609)	(2,736)	(2,024)	(2,025)

Net cash (used in)/generated from financing activities	444	(178)	(498)	73	77

Net change in cash and cash equivalents	1,402	(358)	188	109	624
Cash and cash equivalents at beginning of period	1,028	2,430	2,072	2,072	2,260

Cash and cash equivalents at end of period	2,430	2,072	2,260	2,181	2,884

Nine months ended December 31, 2014 compared to nine months ended December 31, 2013

Net cash from operating activities was £2,572 million in the nine months ended December 31, 2014 compared to £2,060 million in the nine months ended December 31, 2013. This increase primarily reflects increased EBITDA driven by higher wholesale volumes. In the nine months ended December 31, 2014, changes in assets and liabilities of £252 million reflects an increase in payables due to higher production volumes.

Net cash used in investing activities slightly increased to £2,025 million in the nine months ended December 31, 2014 from £2,024 million in the nine months ended December 31, 2013. Purchase of property, plant and equipment and expenditure on intangible assets was £2,032 million in the nine months ended December 31, 2014, up from £1,743 million in the nine months ended December 31, 2013. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the new Discovery Sport and the new Jaguar XE. In the nine months ended December 31, 2014, JLR decreased short-term investments in bank deposits with a maturity of between three and twelve months by £91 million. These short-term investments are not included as cash equivalents under IFRS.

Net cash from financing activities in the nine months ended December 31, 2014 was £77 million, a slight increase from £73 million in the nine months ended December 31, 2013. Cash generated from financing activities in the nine months ended December 31, 2014 and 2013 were partially offset by the payment of a £150 million dividend to TMLH.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short-and medium-term borrowings from lending institutions and banks. The maturities of these short-and medium-term borrowings are generally matched to particular cash flow requirements. JLR’s main long-term borrowings are the 2011 Notes, the 2012 Notes, the January 2013 Notes, the December 2013 Notes, the January 2014 Notes and the October 2014 Notes. In addition to the 2011 Notes, the 2012 Notes, the January 2013 Notes, the December 2013 Notes, the January 2014 Notes and the October 2014 Notes, JLR will also maintain:

•	a £1,485 million Unsecured Syndicated Revolving Loan Facility; and

•	a US$350 million Committed Multi-currency Syndicated Credit Insured Invoice Discounting Facility.

JLR endeavors to continuously optimize its capital structure, including through opportunistic capital raisings and other liability management transactions from time to time.

Capital expenditure

Total product and other investment was £2,336 million in the nine months ended December 31, 2014 (£2,003 million in the nine months ended December 31, 2013) and £2,680 million in Fiscal 2014 (£2,115 million in Fiscal 2013), which mainly included expenditure on tooling and product development for proposed product introductions. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements.

Under JLR’s accounting policy, approximately 82.5% of R&D costs were capitalized for the nine months ended December 31, 2014.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £830 million as at December 31, 2014. JLR has entered into various contracts with suppliers and contractors which include obligations aggregating £687 million as at December 31, 2014 to purchase minimum or fixed quantities of material.

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may potentially affect JLR’s consolidated income statement, equity and debt where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which JLR operates, its operations are subject to currency risk on overseas sales and costs. The risks primarily relate to fluctuations in the US dollar, euro and Chinese yuan against the British pound. JLR uses forward contracts and options primarily to hedge foreign exchange exposure. Further, any weakening of sterling against major foreign currencies may have an adverse effect on its costs of borrowing and the cost of imports reported, which consequently may increase the cost of financing JLR’s capital expenditures. This also may impact the earnings of JLR’s international businesses. JLR evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at March 31, 2014:

	US dollar		Chinese yuan	Euro		Japanese yen		Others(1)	Total
	(£ in millions)
Financial assets	463		840	296		17		318	1,934
Financial liabilities	(1,594	)(2)	(715)	(1,322	)(3)	(62	)(3)	(224)	(3,915)

Net exposure asset/liability	(1,130)		125	(1,026)		(45)		94	(1,982)

(1)	“Others” include currencies such as Russian roubles, Singapore dollars, Swiss francs, Australian dollars, South African rand, Thai baht, Korean won, etc.
(2)	Includes primarily the December 2013 Notes, the January 2013 Notes and the 2011 Notes.
(3)	Includes primarily trade payables denominated in euro and yen.

Interest rate risk

JLR is subject to variable interest rates on some of its interest-bearing liabilities. JLR’s interest rate exposure is mainly related to debt obligations.

As at December 31, 2014, a financial liability of £193 million was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would have resulted in an impact of £2 million on income/loss for the nine months ended December 31, 2014.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at March 31, 2014, JLR’s maximum exposure to credit risk was £5,155 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at December 31, 2014 that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are neither past due nor impaired, including estimated interest payments as at March 31, 2014:

	Gross	Impairment
	(£ in millions)
Not yet due	795	2
Overdue <3 months	52	—
Overdue >3 <6 months	4	—
Overdue >6 months	10	6

Total	861	8

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures a range of premium cars recognized for their design, performance and quality. Jaguar’s range of products comprises the F-TYPE two-seater sports car coupé and convertible (including all-wheel derivatives), the XF (including Sportbrake and all-wheel drive derivatives), XJ saloons and the new XE sports saloon. At the Detroit Motor Show in January 2015, JLR introduced the F-PACE, which will utilize the same new aluminum-intensive architecture as the XE.

The table below presents Jaguar retail and wholesale unit sales by vehicle model for Fiscal 2014 and Fiscal 2013 and the nine months ended 31 December 2014 and 2013:

	Retail Units				Wholesale Units
	Fiscal year ended 31 March		Nine months ended 31 December		Fiscal year ended 31 March		Nine months ended 31 December
	2013	2014	2013	2014	2013	2014	2013	2014
Jaguar
F-TYPE(1)	112	8,566	6,265	9,205	13	10,129	8,588	9,306
XJ	16,000	20,023	14,486	12,811	15,703	19,271	14,179	12,682
XF	38,603	48,643	33,494	33,226	38,303	46,662	32,814	32,520
XK(2)	3,878	3,290	2,246	2,297	3,793	3,245	2,202	1,910

Total	58,593	80,522	56,491	57,539	57,812	79,307	57,783	56,418

(1)	The Jaguar F-TYPE went on sale in April 2013. Retail numbers of the F-TYPE in Fiscal 2013 include presentation and demonstration vehicles.
(2)	Production of the XK, except for certain special editions, ceased in July 2014, with retail sales currently being run out.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Range Rover, Range Rover Sport, Range Rover Evoque, Defender, Discovery and the new Discovery Sport.

The table below presents Land Rover retail and wholesale unit sales by vehicle model sales for Fiscal 2014 and 2013 and the nine months ended 31 December 2014 and 2013:

	Retail Units				Wholesale Units
	Fiscal year ended 31 March		Nine months ended 31 December		Fiscal year ended 31 March		Nine months ended 31 December
	2013	2014	2013	2014	2013	2014	2013	2014
Land Rover
Range Rover(1)	31,080	46,157	33,048	40,629	30,134	45,786	33,073	43,251
Range Rover Sport(2)	56,562	66,535	43,314	59,219	56,708	66,123	43,452	59,802
Range Rover Evoque	113,416	122,758	90,303	92,909	116,291	120,911	89,310	94,616
Defender	16,199	17,137	12,236	12,880	15,318	16,679	12,203	13,642
Discovery	45,126	45,054	33,758	33,867	43,813	44,343	32,729	35,679
Freelander(3)	53,660	56,148	40,385	40,859	51,986	56,712	40,358	37,910

Total	316,043	353,789	253,044	280,363	314,250	350,554	251,125	284,900

(1)	Includes Range Rover and new Range Rover (from December 2012).
(2)	Includes Range Rover Sport and new Range Rover Sport (from September 2013).
(3)	Production of the Freelander ceased in December 2014, with retail sales currently being run out.

Special Operations

In June 2014, JLR announced a Special Operations business unit, which comprises Special Vehicle Operations, Heritage, Personalisation and Branded Goods divisions.

JLR’s Special Vehicle Operations division focuses on the creation of iconic or “halo” vehicles that showcase the highest standards of performance, luxury and all-terrain capability, including the limited-edition Jaguar F-TYPE Project 7 and the Range Rover Sport SVR as well as specific vehicles for certain campaigns such as the three vehicles featuring in the new James Bond movie “SPECTRE”. These vehicles have unique branding and are targeted towards JLR‘s most discerning and devoted customers.

JLR has also created a Heritage division which recently announced the re-creation of six original Jaguar E-type vehicles from 1963 and 1964 into new Jaguar Lightweight E-Type vehicles and intends to deliver further high-end vehicle re-creations, maintenance and renovation. The Heritage division is based at Browns Lane, the historical home of Jaguar car manufacturing. This division will also provide Heritage parts, servicing JLR’s growing Jaguar Land Rover Heritage customer base globally.

To support JLR’s Special Operations activities, JLR announced in August 2014 its intention to invest approximately £20 million in a Special Vehicle Operations Technical Center in Prologis Park, Ryton, near Coventry. Within this facility, JLR’s Personalisation division will enable its customers to create their own bespoke specifications and is scheduled to begin operations from the third quarter of Fiscal 2016.

JLR’s Branded Goods business unit will be responsible for delivering merchandising and licensing arrangements with selected partners, for example, the existing clothing collaboration between Land Rover and Barbour.

Sales, distribution and financial services

JLR distributes its vehicles in approximately 120 markets across the world for Jaguar and approximately 170 markets across the world for Land Rover. Sales locations for JLR’s vehicles are operated as independent franchises. JLR is represented in its key markets through NSCs as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

JLR’s products are sold through a variety of sales channels: through its dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. JLR does not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on its business.

JLR’s global sales and distribution network comprises 18 NSCs, 84 importers, 53 export partners and 2,640 franchise sales dealers, of which 888 are joint Jaguar and Land Rover dealers.

JLR has entered into arrangements with third-party financial service providers to make vehicle financing available to its customers in 12 countries worldwide covering its largest markets by volume, including the United States, the United Kingdom, Europe and China. JLR does not offer vehicle financing on its own account but rather through a series of exclusive partnership arrangements with market-leading banks and finance companies in each market, including Black Horse (part of the Lloyds Bank Group) in the United Kingdom, FGA Capital (a joint venture between Fiat Auto and Credit Agricole) in Europe (excluding Russia), and Chase Auto Finance in the United States.

JLR’s Sales Performance

Retail volumes in Fiscal 2014 were 434,311 units compared to 374,636 units in Fiscal 2013, an increase of 59,675 at an annual growth rate of 15.9%. The growth in Jaguar retail sales has come from demand for the F-TYPE sports car and sustained sales of the XF, with sales of 8,566 and 48,643, respectively, in Fiscal 2014. This has been supported by growth across the majority of JLR’s models. The increase in Land Rover retail volumes has been primarily driven by the Range Rover Evoque, Range Rover Sport and the Range Rover with respective sales of 122,758 units, 66,535 units and 46,157 units in Fiscal 2014. In terms of geographical markets, JLR has experienced growth in retail volumes across all markets, most notably in China, Asia Pacific and North America with growth rates of 33.7%, 27.7% and 20.2%, respectively.

In addition, JLR has continued to launch new models and derivatives during this period, such as the all new Land Rover Discovery Sport and the all new Jaguar XE. The all new aluminum-intensive Range Rover Sport also came to market during Fiscal 2014 with diesel hybrid versions of the Range Rover and Range Rover Sport launched shortly thereafter. This growth has continued into the nine months ended December 31, 2014, with retail volumes up 28.3% compared to the same period in Fiscal 2013. This growth is also fairly spread through the majority of JLR’s models.

Growth in many of the emerging market economies that comprise JLR’s Rest of the world region remains sluggish. These economies are slowing for largely country-specific reasons (e.g. the Russia – Ukraine conflict), though most have also been adversely affected by the U.S. Federal Reserve’s continued tapering of its asset purchase program. Emerging market exchange rates have depreciated sharply over the past year, forcing many central banks to increase interest rates to stem capital outflows, halt depreciation and rein in inflation. This has increased the cost of credit and of consumer debt servicing, leading to a decrease in demand in these economies and reducing the pace of economic growth. Compared to the corresponding quarter in 2013, passenger car sales dropped by 14.8% in Brazil in the three months ended June 30, 2014, the fourth consecutive quarter of contraction. In Russia, the automotive market has been declining for five quarters in year-on-year terms, decreasing 12.4% in the quarter ended June 30, 2014. Sales growth in South Africa recorded a second quarter of decline, falling 9.0% year-on-year. Meanwhile in India, the fourth of JLR’s main markets in its Rest of the world region, the automotive market grew by 1.3%, the first quarterly rise in six quarters. JLR’s retail volumes in these four markets dropped 2.3% on the same quarter in the previous year, as premium vehicle sales fell in line with, or more than, the wider market (except in Russia where its retail volumes rose 8.1%).

In Asia Pacific, new car sales in Japan were negatively impacted by the increase in the consumption tax in April. The market decreased by 1.9% in the three months ended June 30, 2014 compared to the corresponding quarter in 2013, but premium vehicles suffered a much more significant decline; JLR’s retail volumes in Japan decreased by 8.6% over the same periods. In Australia, the consumer slowdown continued to negatively affect vehicle sales, which fell 2.4% in the three months ended June 30, 2014 compared to the corresponding quarter in 2013, and JLR significantly outperformed the Australian market, growing retail volumes by 7.7% over the same periods. Finally in Korea, the automotive market expanded by 7.2% in the three months ended June 30, 2014, compared to the corresponding quarter in 2013, but JLR saw its fastest expansion outside of China in that market, increasing retail volumes by 44.0% over the same periods.

Sales Performance by Region

The following table provides an analysis of the Group’s regional wholesale and retail volumes by region for the nine months ended December 31, 2014 and the nine months ended December 31, 2013:

Wholesale

	Jaguar Nine months ended December 31			Land Rover Nine months ended December 31
	2013	2014	Change	2013	2014	Change
	(units)		(%)	(units)		(%)
Global	57,783	56,418	(2.4%)	251,125	284,900	13.4%

Regional:
Europe (excluding the United Kingdom and Russia)	7,819	7,103	(9.2%)	50,630	55,767	10.1%
North America	13,763	11,090	(19.4%)	39,395	43,411	10.2%
United Kingdom	11,901	12,126	1.9%	39,063	44,909	15.0%
China	14,471	17,277	19.4%	60,205	78,863	31.0%
Asia Pacific	3,692	3,501	(5.2%)	12,757	16,061	25.9%
Rest of the world	6,137	5,321	(13.3%)	49,075	45,889	(6.5)%

	Jaguar Nine months ended December 31			Land Rover Nine months ended December 31
	2013	2014	Change	2013	2014	Change
	(units)		(%)	(units)		(%)
Global	56,491	57,539	1.9%	253,044	280,363	10.8%

Regional:
Europe (excluding the United Kingdom and Russia)	7,843	6,987	(10.9%)	50,085	54,397	8.6%
North America	14,360	12,136	(15.5%)	41,388	42,922	3.7%
United Kingdom	11,228	12,931	15.2%	40,662	45,110	10.9%
China	13,733	16,494	20.1%	59,777	75,949	27.1%
Asia Pacific	3,626	3,662	1.0%	12,913	15,798	22.3%
Rest of the world	5,701	5,329	(6.5%)	48,219	46,187	(4.2%)

•	Europe (excluding the United Kingdom and Russia): In the nine months ended December 31, 2014, passenger car sales in the four largest European markets (Germany, Italy, France and Spain) rose 4.2% as compared to the same period in the previous year, with a 0.3% fall in France a 25.6% increase in sales in Spain (albeit from a very low base and growth of 2.0% and 3.2% in Germany and Italy, respectively). Combined European retail volumes (excluding the United Kingdom and Russia) increased by 6.0% to 61,384 units in the nine months ended December 31, 2014 from 57,928 units in the nine months ended December 31, 2013, with Jaguar down by 12.3% and Land Rover up by 7.9%. Combined European wholesale volumes (excluding the United Kingdom and Russia) increased by 7.6% to 62,870 units in the nine months ended December 31, 2014 from 58,449 units in the nine months ended December 31, 2013, with Jaguar down by 2.4% and Land Rover up by 13.4%.

•	North America: The passenger car market in North America has expanded by 3.2%, in the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013. Over the same period, JLR’s North American retail volumes decreased by 1.2% to 55,058 units from 55,748 units in the nine months ended December 31, 2013, with Jaguar down by 15.5% and Land Rover up by 3.7%. JLR’s North American wholesale volumes increased by 2.5% to 54,501 units in the nine months ended December 31, 2014 from 53,158 units in the nine months ended December 31, 2013, with Jaguar down by 19.4% and Land Rover up by 10.2%.

•	United Kingdom: The passenger car market in the United Kingdom expanded by 7.8% in the nine months ended December 31, 2014 compared to the same period in Fiscal 2013. Over the same period, retail volumes in the United Kingdom increased by 11.9% to 58,041 units from 51,890 units in the nine months ended December 31, 2013, with Jaguar up by 15.2% and Land Rover up by 10.9%. Wholesale volumes in the United Kingdom increased by 11.9% to 57,035 units in the nine months ended December 31, 2014 from 50,964 units in the nine months ended December 31, 2013, with Jaguar up by 1.9% and Land Rover up by 15.0%.

•	China: In China, new passenger car sales increased by 9.8% in the nine months ended December 31, 2014, compared to the nine months ended December 31, 2013. Retail volumes significantly outpaced this growth, increasing by 25.8% over the same period to 92,443 units from 73,510 units in the nine months ended December 31, 2013, with Jaguar up by 20.1% and Land Rover up by 27.1%. JLR’s Chinese wholesale volumes increased by 28.7% to 96,140 units in the nine months ended December 31, 2014 from 74,676 units in the nine months ended December 31, 2013, with Jaguar up by 19.4% for the period and Land Rover up by 31.0%. The Chinese market continued to grow, with a notable increase in both Jaguar and Land Rover retail volumes in the nine months ended December 31, 2014. The Chinese market was the largest retail and wholesale market for Fiscal 2014 and the nine months ended December 31, 2014.

•	Asia Pacific: In Asia Pacific, new car sales in Japan decreased by 4.2% in the nine months ended December 31, 2014 compared to the corresponding period in 2013; retail volumes in Japan decreased by 3.6% over the same periods. In the Australian market, vehicle sales fell 18.1% in the nine months ended December 31, 2014 compared to the corresponding period in 2013, although retail sales outperformed the Australian market, growing by 20.4% over the same period. Finally, in Korea, the automotive market expanded by 4.5% in the nine months ended December 31, 2014, compared to the corresponding period in 2013. Volumes increased by 36.6% over the same periods. Asia Pacific retail volumes increased by 17.7% to 19,460 units in the nine months ended December 31, 2014 from 16,539 units in the nine months ended December 31, 2013, with Jaguar up by 1.0% and Land Rover up by 22.3%. Asia Pacific wholesale volumes increased by 18.9% to 19,562 units in the nine months ended December 31, 2014 from 16,449 units in the nine months ended December 31, 2013, with Jaguar down by 5.2% and Land Rover up by 25.9%.

•	Rest of the world: Compared to the corresponding period in 2013, passenger car sales dropped by 10.7% in Brazil in the nine months ended December 31, 2014. Passenger car sales in Russia decreased 14.6% in the nine months ended December 31, 2014 Sales in South Africa declined 1.6% year-on-year in the nine months ended December 31, 2014. Meanwhile, in India, the automotive market grew by 5.0% in the nine months ended December 31, 2014.

Sales and Distribution

JLR’s unit sales (on a retail basis) for each of its brands for Fiscal 2012, Fiscal 2013 and Fiscal 2014, the nine months ended December 31, 2013 and 2014 and the twelve months ended December 31, 2014 are set out in the table below:

	Fiscal year ended March 31			Nine months ended December 31		Twelve months ended December 31, 2014
	2012	2013	2014	2013	2014
Jaguar	54,227	58,593	80,522	56,491	57,539	81,570
Land Rover	251,632	316,043	353,789	253,044	280,363	381,108

Total	305,859	374,636	434,311	309,535	337,902	462,678

JLR’s unit sales (on a wholesale basis) under each of its brands for Fiscal 2012, Fiscal 2013 and Fiscal 2014, the nine months ended December 31, 2013 and 2014 and the twelve months ended December 31, 2014 are set out in the table below:

	Fiscal year ended March 31			Nine months ended December 31		Twelve months ended December 31, 2014
	2012	2013	2014	2013	2014
Jaguar	54,039	57,812	79,307	57,783	56,418	77,942
Land Rover	260,394	314,250	350,554	251,125	284,900	384,329

Total	314,433	372,062	429,861	308,908	341,318	462,271

Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. JLR recognizes its revenue on the wholesale volumes it sells. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. JLR considers retail volumes the best indicator of consumer demand for its vehicles and the strength of its brand.

Properties and Facilities

JLR operates four major production facilities (employing a total of approximately 19,400 employees as at December 31, 2014) and two advanced design and engineering facilities (employing a total of approximately 13,200 employees as at December 31, 2014, which includes employees at its corporate headquarters located at Whitley), all of which are located in the United Kingdom. Globally, JLR employed a total of 33,897 employees, including agency personnel, as at December 31, 2014.

•	Solihull: At Solihull, JLR produces the Land Rover Defender, Discovery, Range Rover and Range Rover Sport and the Jaguar XE models and employed approximately 9,200 manufacturing employees as at December 31, 2014. JLR intends to further increase production in the future at Solihull as part of its on-going investment to create and utilize its innovative aluminum architecture for future vehicles, beginning with the new Jaguar XE closely followed by Jaguar’s all new performance crossover, the F-PACE.

•	Castle Bromwich: At Castle Bromwich, JLR produces the Jaguar XJ and XF models and employed approximately 3,200 manufacturing employees as at December 31, 2014.

•	Halewood: At Halewood, JLR produces the Range Rover Evoque and employed approximately 4,700 manufacturing employees as at December 31, 2014. Production of the new Discovery Sport, replacing the Freelander, is scheduled to begin in the fourth quarter of Fiscal 2015 at Halewood.

•	Wolverhampton: At Wolverhampton, JLR produces advanced technology low-emission engines. This facility will produce a new range of four cylinder diesel and petrol engines, called “Ingenium”, and employed approximately 500 manufacturing employees as at December 31, 2014. JLR expects that this engine facility will reduce its dependence on third-party engine supply agreements and strengthen and expand its engine range to deliver high-performance, competitive engines with significant reductions in vehicle emissions.

In addition to its facilities in Solihull, Castle Bromwich and Halewood, JLR is pursuing investments in the following automotive manufacturing facilities:

•	United Kingdom: At Prologis Park in Ryton, near Coventry, JLR has established a Special Vehicle Operations Technical Center with an investment of approximately £20 million. The facility will be Jaguar Land Rover’s global center of excellence for the creation of high-end luxury bespoke commissions and extreme performance vehicles by a team of 150 Jaguar Land Rover specialists. The Jaguar F-TYPE Project 7 was the first product to be created by Special Operations and customer deliveries of these 250 limited editions will begin from mid-2015.

As part of JLR’s Special Operations division, Jaguar’s Heritage workshop at Browns Lane in Coventry offers restoration and servicing of customers’ classic cars and recently built six new lightweight Jaguar E-TYPEs, each assigned one of the remaining chassis numbers originally allocated in 1963 to the intended 18-car “Special GT E-TYPE” project, of just 12 were built.

•	China: JLR also entered into a joint venture agreement in December 2011 with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. The plant has a production capacity of 130,000 vehicles per year. Vehicles manufactured in this plant, including Range Rover Evoque vehicles, are expected to go on sale in the fourth quarter of Fiscal 2015.

•	Saudi Arabia: In December 2012, JLR signed a letter of intent with the National Industrial Clusters Development Program of Saudi Arabia to undertake a detailed feasibility study to consider the possibility of constructing an automotive production facility in Saudi Arabia. JLR’s discussions with the government of Saudi Arabia are still preliminary at this stage.

•	Brazil: In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest approximately £240 million in a new production plant, with an annual capacity of 24,000 vehicles. The plant is currently being constructed and is expected to employ approximately 370 people initially, and the first vehicles are expected to come off the assembly line in early 2016.

In addition to its automotive manufacturing facilities, JLR has two product development, design and engineering facilities in the United Kingdom. The facility located at Whitley houses the design center for Jaguar, the engineering center for JLR’s powertrain, and other test facilities and its global headquarters, including JLR’s commercial and central staff functions. The facility located at Gaydon is the design center for Land Rover and the vehicle engineering center, and includes an extensive on-road test track and off-road testing capabilities. The two sites employed approximately 13,200 employees as at December 31, 2014. JLR is in the process of consolidating most of its design and engineering centers at Gaydon and all administrative offices at Whitley to maximize office capacity and to support JLR’s new business plans.

JLR also maintains a small workshop in Browns Lane for the Heritage division of its Special Operations unit. In addition to its manufacturing, design/engineering and workshop facilities in the United Kingdom, JLR has property interests throughout the world (including in major cities) for limited manufacturing and repair services as well as sales offices for national or regional sales companies and facilities for dealer training and testing. JLR considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. JLR believes that there are no material environmental issues that may affect its utilization of these assets.

The following table sets out information with respect to JLR’s principal facilities and properties as at December 31, 2014.

Location	Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom
•Solihull	Land Rover	Freehold	Automotive vehicles & components
•Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
•Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
•Gaydon	Land Rover	Freehold	Product development
•Whitley	Jaguar Land Rover Limited	Freehold	Headquarters and product development
•Wolverhampton	Jaguar Land Rover Limited	Freehold	Automotive components (engines)

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint JLR company in China. The purpose of the joint venture company (the “JV Company”) is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Production of the Range Rover Evoque has already been announced, to be followed by at least another two Range Rover products over the next 18 months. JLR has committed to invest CNY3.5 billion (equivalent to approximately £330 million as of December 31, 2014) of equity capital in the JV Company, representing 50% of the share capital and voting rights of the JV Company. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and JLR obtained a business license for the joint venture in November 2012.

The JV Company is expected to invest a total of CNY10.9 billion (equivalent to approximately £1.0 billion as of December 31, 2014), which is being funded at the outset through a combination of debt and equity, in connection with the joint venture, which will include a manufacturing plant in Changshu, an R&D center and an engine production facility. JLR believes the joint venture will combine JLR’s heritage and expertise with Chery Automobile Company Ltd.’s knowledge and expertise of the local Chinese market.

The JV Company plant began manufacturing operations in October 2014 and has a production capacity of 130,000 vehicles per year. Vehicles manufactured in this plant, including Range Rover Evoque vehicles, are expected to go on sale in the fourth quarter of Fiscal 2015.

Brazil Production Facility

In December 2013, JLR signed an agreement to invest approximately £240 million into a production facility in Rio de Janeiro in Brazil. Construction of the premium vehicle manufacturing facility began in December 2014. The first vehicles are expected to come off the assembly line in early 2016, subject to the final approval of the plans from the Brazilian Federal Government under its Inovar-auto Programme. The new Discovery Sport has been confirmed as one of the first Jaguar Land Rover vehicles to be produced at the new plant, which will have capacity to build 24,000 vehicles annually for the Brazilian market. Initially, the plant is expected to employ approximately 370 people, with significant potential to increase in the future.

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by JLR by type of contract.

	As at December 31
	2013	2014
Salaried (excluding those on maternity leave)	10,244	11,906
Hourly	13,876	16,956

Total permanent	24,120	28,862
Agency	4,806	4,984
Salaried (on maternity leave)	46	51

Total	28,971	33,897

As at December 31, 2014, JLR employed approximately 33,897 employees worldwide, including agency personnel. Of the 33,897 employees, more than 1,300 were employed overseas. Hourly paid employees are hired as agency workers for the first 12 months and then move onto a fixed-term contract for a further 12 months, before being hired as permanent employees.

Pension Obligations

Contributions to the plans by JLR’s subsidiaries take into consideration the results of actuarial valuations. The plans with a surplus position at the year-end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or a reduction in future contributions. Where the subsidiary is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2012 and completed in 2013, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of £702 million. In March 2014 JLR paid £100 million into the pension schemes as advance payment of both regular and deficit contributions due during Fiscal 2015.

As part of the valuation process JLR agreed a schedule of contributions, which together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2022. As part of this schedule of contributions, JLR paid £100 million into the pension scheme in March 2013. JLR also reached an agreement with the trustees to release the security previously granted in favor of the pension fund trustees for its obligations under the pension schemes. This security was released in March 2013.

Union Wage Settlements

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. Bi-annual negotiations in relation to these wage agreements, which cover approximately 19,000 of JLR’s unionized employees, were recently successfully concluded.

Board of Directors

The following table provides information with respect to members of JLR’s board of directors as at the date of this Exhibit:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Andrew M. Robb	Director	September 2, 1942	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	September 9, 1955	2010
Nasser Mukhtar Munjee	Director	November 18, 1952	2012
Cyrus Mistry	Director and Chairman	July 4, 1968	2012
Chandrasekaran Ramakrishnan	Director	June 27, 1955	2013

VI. MAJOR SHAREHOLDERS

Major Shareholders of the Company

As at December 31, 2014, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of the Company:

Name of shareholder of Company	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TML Holdings PTE Limited

As at December 31, 2014, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR’s holding company, TML Holdings PTE Limited:

Name of shareholder of TMLH	Number of ordinary shares	%
Tata Motors Limited (India)	2,546,659,418	100

Major Shareholders of Tata Motors

Tata Motors Limited is a widely held, listed company with approximately 372,688 shareholders of ordinary shares and 64,155 shareholders of ‘A’ ordinary shares of record, as at December 31, 2014. While shareholders of ordinary shares are entitled to one vote for each ordinary share held, shareholders of ‘A’ ordinary shares are entitled to one vote for every 10 ‘A’ ordinary shares held. As at December 31, 2014, the largest shareholder of Tata Motors Limited was Tata Sons and its subsidiaries, which held 28.2% of the voting rights.